UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Intermec, Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock ($0.01 par value)
--------------------------------------------------------------------------------
(Title of Class of Securities)

458786100
--------------------------------------------------------------------------------
(CUSIP Number)

Scott Renwick
Unitrin, Inc.
One East Wacker Drive
Chicago, Illinois 60601
312-661-4930
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2010
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458786100	SCHEDULE 13D/A	Page 2 of 8

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only).

Unitrin, Inc.
95-4255452

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [_]
(b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
N/A

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization
Delaware

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 12,657,764
OWNED BY
EACH	9.	Sole Dispositive Power – 0
REPORTING
PERSON	10.	Shared Dispositive Power – 12,657,764
WITH

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,657,764

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11)
20.5% (1)

14.	Type of Reporting Person (See Instructions)
HC, CO

(1) Based on 61,776,580 shares of Common Stock outstanding as of April 23, 2010, as reported in the Form 10-Q of the Issuer for the period ended March 28, 2010.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 3 of 8

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only).

Trinity Universal Insurance Company
75-0620550

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [_]
(b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
N/A

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization
Texas

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 12,657,764
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 12,657,764
WITH

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,657,764

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11)

20.5% (1)

14.	Type of Reporting Person (See Instructions)
IC, CO

(1) Based on 61,776,580 shares of Common Stock outstanding as of April 23, 2010, as reported in the Form 10-Q of the Issuer for the period ended March 28, 2010.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 4 of 8

Amendment No. 9 to Schedule 13D

This Amendment No. 9 amends and supplements the Schedule 13D originally filed by Unitrin, Inc. (“Unitrin”), Trinity Universal Insurance Company (“Trinity”) and United Insurance Company of America, dated November 3, 1997, as amended by Amendment No. 1, dated February 1, 2001, Amendment No. 2, dated March 15, 2001, Amendment No. 3, dated June 8, 2001, Amendment No. 4, dated July 13, 2001, Amendment No. 5, dated March 8, 2002, Amendment No. 6 dated July 9, 2002, Amendment No. 7 dated July 29, 2002 and Amendment No. 8 dated March 28, 2003 (as amended, the “Schedule 13D”). Except as indicated in this Amendment No. 9, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

ITEM 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of Intermec, Inc. (formerly known as UNOVA Inc.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6001 36th Avenue West, Everett, Washington  98203.

ITEM 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The persons filing this Schedule 13D are:

(1) Unitrin, Inc., One East Wacker Drive, Chicago, Illinois 60601, a Delaware corporation whose principal activity is holding the stock of its insurance subsidiaries; and

(2) Trinity Universal Insurance Company, 12790 Merit Drive, Suite 400, Dallas, TX 75250, a Texas corporation primarily engaged in the business of underwriting property and casualty insurance.  Trinity is a wholly-owned subsidiary of Unitrin.

For information concerning the directors and executive officers of Unitrin and Trinity, see Schedules UTR and T, respectively, to this Amendment. All persons listed on such Schedules are U.S. citizens.

During the past five years, no filing person, nor, to the best knowledge and belief of the filing persons, anyone listed on the attached Schedules, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, no filing person, nor, to the best knowledge and belief of the filing persons, anyone listed on the attached Schedules, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 5 of 8

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On June 10, 2010, Trinity entered into a pre-arranged trading plan (the “Plan”) with UBS Financial Services Inc. in accordance with SEC Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended, covering the sale over a period of one year of up to 1.5 million shares of Common Stock that are owned by Trinity.  The Plan was adopted to facilitate Unitrin’s diversification objectives for its investment portfolio.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As indicated on the cover pages, Unitrin and Trinity each beneficially own 12,657,764 shares of Common Stock over which they share voting and dispositive powers.

Eric J. Draut, Director, Executive Vice President and Chief Financial Officer of Unitrin, is a member of the Issuer’s Board of Directors. As disclosed in his Form 4 report filed on May 28, 2010, on May 26, 2010, Mr. Draut acquired options to purchase 4,040 shares of Common Stock and 7,326 restricted deferred stock units pursuant to the Issuer’s compensation program for its non-employee directors. To the best knowledge and belief of the filing persons, Mr. Draut is beneficial owner of 1,797 shares of Common Stock and holds options to acquire 19,143 shares of Common Stock that are currently or will be exercisable within 60 days of June 10, 2010, 7,046 deferred stock units and 15,425 restricted deferred stock units, of which 8,099 were vested as of June 10, 2010. All of the restricted deferred stock units, and 2,020 of the stock options, acquired by Mr. Draut on May 26, 2010 are included in his holdings as disclosed in the preceding sentence.

Except with respect to Mr. Draut or as otherwise described in this Amendment No. 9 to Schedule 13D, to the best knowledge and belief of the filing persons: (i) during the past sixty (60) days, no filing person, nor anyone listed on the attached Schedules, has entered into any transactions involving the Common Stock and (ii) no one listed on the attached Schedules beneficially owns shares of Common Stock.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As described in Item 4 above, on June 10, 2010, Trinity entered into the Plan in accordance with SEC Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended.  The Plan covers the sale over a period of one year of up to 1.5 million shares of Common Stock that are owned by Trinity.  The Plan was adopted to facilitate Unitrin’s diversification objectives for its investment portfolio. To the best knowledge and belief of the filing persons, there are no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 6 of 8

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 16, 2010

UNITRIN, INC.

By: /s/ SCOTT RENWICK
-------------------------------------
Name: Scott Renwick
Title: Senior Vice President

TRINITY UNIVERSAL INSURANCE COMPANY

By: /s/ SCOTT RENWICK
--------------------------------------
Name: Scott Renwick
Title: Assistant Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

CUSIP No. 458786100	SCHEDULE 13D/A	Page 7 of 8

SCHEDULE UTR

UNITRIN, INC.

NAME (ALL U.S. CITIZENS UNLESS OTHERWISE NOTED)	BUSINESS ADDRESS	POSITION WITH UNITRIN (PRINCIPAL OCCUPATION, IF DIFFERENT, PRESENTED IN FOOTNOTES)
James E. Annable	(2)	Director
John M. Boschelli (10)	(1)	Vice President & Chief Investment Officer
Eric J. Draut	(1)	Director, Executive Vice President & Chief Financial Officer
Douglas G. Geoga	(3)	Director
Reuben L. Hedlund	(4)	Director
Julie M. Howard	(5)	Director
Lisa M. King	(1)	Vice President – Human Resources
Wayne Kauth	(6)	Director
Edward J. Konar (10)	(1)	Vice President
Christopher L. Moses (10)	(1)	Vice President & Treasurer
Scott Renwick	(1)	Senior Vice President, Secretary & General Counsel
Richard Roeske (10)	(1)	Vice President & Chief Accounting Officer
Dennis J. Sandelski	(1)	Vice President - Tax
Fayez S. Sarofim	(7)	Director
Francis J. Sodaro (10)	(1)	Vice President – Planning & Analysis
Donald G. Southwell	(1)	Director, Chairman of the Board, President and Chief Executive Officer
David P. Storch	(8)	Director
Richard C. Vie	(1)	Director
Ann E. Ziegler	(9)	Director

(1)	One East Wacker Drive, Chicago, Illinois 60601.
(2)	Mr. Annable is Secretary to the Federal Advisory Council of the Board of Governors of the Federal Reserve Board. 230 South LaSalle Street 10th Floor, Chicago, Illinois 60604.
(3)	Mr. Geoga is President and Chief Executive Officer of Salt Creek Hospitality, LLC. 13 E. First Street, Suite H, Hinsdale, IL 60521.
(4)	Mr. Hedlund is Counsel to the law firm of McGuireWoods LLP. 77 W. Wacker Drive, Suite 4400, Chicago, Illinois 60601.
(5)	Ms. Howard is President and Chief Operating Officer of Navigant Consulting, Inc. 30 S. Wacker Drive, Suite 3550, Chicago, IL 60606.
(6)	Mr. Kauth is an independent consultant to the financial services industry. 300 North State Street, #5707, Chicago, Illinois 60654.
(7)	Mr. Sarofim is the Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor. Two Houston Center, Suite 2907, Houston, Texas 77010.
(8)	Mr. Storch is Chairman of the Board and Chief Executive Officer of AAR Corp. 1100 N. Wood Dale Road, Wood Dale, IL 60191.
(9)	Ms. Ziegler is Senior Vice President and Chief Financial Officer of CDW Corporation. 200 North Milwaukee Avenue, Vernon Hills, IL 60061.
(10)	Also see Schedule T.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 8 of 8

SCHEDULE T

TRINITY UNIVERSAL INSURANCE COMPANY

NAME (ALL U.S. CITIZENS UNLESS OTHERWISE NOTED)	BUSINESS ADDRESS	POSITION WITH TRINITY (PRINCIPAL OCCUPATION, IF DIFFERENT, PRESENTED IN FOOTNOTES)
John Ammendola	(1)	Senior Vice President
Stuart A. Bailey	(1)	Vice President
John M. Boschelli (3)	(2)	Director
Brian Delfino	(1)	Senior Vice President
Ronald E. Greco	(2)	Vice President and Chief Actuary
Edward J. Konar (3)	(2)	Director
Dorothy A. Langley	(1)	Vice President & Corporate Counsel & Secretary
Denise I. Lynch	(1)	Director, Senior Vice President
Christopher L. Moses (3)	(2)	Director
Clark H. Roberts	(1)	Vice President & Treasurer
Richard Roeske (3)	(2)	Director
James A. Schulte	(1)	Director, Chairman of the Board & President
Keith D. Sievers	(1)	Senior Vice President
Francis J. Sodaro (3)	(2)	Director

(1)	12926 Gran Bay Parkway West, Jacksonville, FL 32258.
(2)	One East Wacker Drive, Chicago, Illinois 60601.
(3)	See Also Schedule UTR.